EXHIBIT 16
May 25, 2006
Securities and Exchange Commission
100 Fifth Street, N.W.
Washington, DC 20549
Commissioners:
We have read the statements made by Somera Communications, Inc. (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K, as part of the Form 8-K of Somera Communications, Inc. dated May 19, 2006. We agree with the statements concerning our Firm in such Form 8-K. However, we make no comment whatsoever regarding the following: (i) the current status of the two material weaknesses disclosed in such Form 8-K or regarding any remedial actions taken with respect to such material weaknesses and (ii) the Audit Committee’s process of identifying and engaging a new independent registered public accounting firm.
Very truly yours,
PricewaterhouseCoopers LLP

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